Industrias Bachoco Announces CEO Retirement

CELAYA, Mexico, Oct. 27 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco), Mexico's leading producer and processor of poultry products, today announced the retirement of its Chief Executive Officer, Mr. Cristobal Mondragon Fragoso.  Mr. Mondragon, 65, joined Bachoco in 1982 and he has held the CEO responsibility since 2001.

Chairman of the Board Comments:

Javier R. Bours, Chairman of the Board, stated, "We would like to thank Mr. Mondragon for his work and dedication to the company during nearly thirty years. Under his leadership, the Company continued to grow and constantly improve. He leaves a solid Company ready to face future challenges. In addition, we are also pleased to announce that Mr. Mondragon will be nominated as a member of the Board of Directors of Industrias Bachoco."

The company named Mr. Rodolfo Ramos Arvizu as its new Chief Executive Officer, replacing Mr. Mondragon.  Mr. Rodolfo Ramos, 53, joined the Company in 1980 and since 1992 has held the position of Technical Managing Director. Previously, he also held among other positions Production Managing Director, Manager of Raw Material Purchasing and Supervisor of the Commercial Egg Quality Control Program.

Mr. Ramos holds a degree in Agricultural Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey and diplomas in Business Administration from the IPADE, Mexico.

Through this appointment, the Company seeks to guarantee the continuity of its operations and strategies by taking advantage of Mr. Ramos' knowledge of the Company and maintain its leadership position in the Mexican poultry industry.

These changes will take effect as of November 1, 2010.

IR Contacts:
Daniel Salazar, CFO
Claudia Cabrera, IRO
Ph. +52(461)618 3555
inversionistas@bachoco.net

In New York:
Grayling
Lucia Domville
Ph. (646) 284 9416

CONTACT: IR Contacts: Daniel Salazar, CFO, or Claudia Cabrera, IRO, +52-461-618-3555, inversionistas@bachoco.net; In New York: Lucia Domville of Grayling, +1-646-284-9416